NO ACT

2-3-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025211

Received SEC

MAR 1 2 2012

Washington, DC 20549

March 12, 2012

Michael P. O'Brien
Bingham McCutchen LLP
michael.obrien@bingham.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-12

Re: Raytheon Company
Incoming letter dated February 3, 2012

Dear Mr. O'Brien:

This is in response to your letters dated February 3, 2012 and February 10, 2012 concerning the shareholder proposal submitted to Raytheon by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401. We also have received letters on the proponent's behalf dated February 8, 2012, February 10, 2012, February 12, 2012 and February 14, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated February 3, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 14, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

Footnote 4, page 3 in the outside opinion does not support the text associated with it in regard to "approval of the board." Footnote 4 cites 8 Del. C. § 242(b)(1) which states, "If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability."

Advisability means wisdom or desirability.

The company erroneously claims that advisability means approval.

Wisdom or desirability can be expressed as positive, negative or neutral. Wisdom or desirability can also be expressed in degrees of positive or negative.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Jay B. Stephens <Jay_B_Stephens@raytheon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

The company 2011 annual meeting proxy said that adopting written consent would give "a narrow majority of shareholders" the ability to "remove and replace directors."

This is an example of "issues that our board is not in favor of."

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Jay B. Stephens <Jay_B_Stephens@raytheon.com>

able of Contents

SHAREHOLDER PROPOSALS

We have been notified that certain shareholders intend to present proposals for consideration at the 2011 Annual Meeting. We continue to ıake corporate governance, particularly shareholder concerns, a priority. Management remains open to engaging in dialogue with respect to ıareholder concerns and to sharing our views regarding our governance generally. We encourage any shareholder wishing to meet with ıanagement to contact the Office of the Corporate Secretary.

Any shareholder who intends to present a proposal at the 2012 Annual Meeting must deliver the proposal, in the manner specified below, › the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 30, 2011, if the proposal is submitted for inclusion in our proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- Between January 26, 2012 and February 25, 2012, if the proposal is submitted in accordance with our By-Laws, in which case we are not required to include the proposal in our proxy materials.

ıny such proposal described above must be addressed and delivered to the Corporate Secretary at the address specified above either by U.S. ıail or a delivery service, or by facsimile (FAX) transmission to FAX No. 781-522-3332.

SHAREHOLDER PROPOSAL
(Item No. 5 on the proxy card)

Ray T. Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust FISMA & OMB Memorandum M-07-16 *** ;MA & OMB Memorandum M-07owner of 127 shares, has proposed the adoption of the following resolution and has furnished the following tatement in support of his proposal:

i—Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent ›y shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all hareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual neeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, ncluding restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave greater than 53%-support to the 2010 shareholder proposal on this same topic. The 53%-support was achieved although our nanagement used an argument one and one-half times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org ecommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote. Shareholder proposals often win higher votes on the second submission.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: Shareholder Action by Written Consent – Yes on 5.

The Board recommends that shareholders vote AGAINST this proposal.

Raytheon's management and the Board believe in strong corporate governance and in providing shareholders with meaningful access to the Company. The Company has adopted sound governance structures designed to ensure that the Company remains fully transparent and accountable to shareholders. Appropriate shareholder access to the Company is able of Contents

hieved in a number of ways. First, shareholders can vote on important matters during the Company's annual meetings. Second, in the event at important matters arise between annual meetings, the Company's charter and by-laws allow the Chairman and the Board to call special eetings of shareholders to address such matters. Third, in 2010, the Company proposed, and on affirmative vote of the Company's areholders, implemented its proposal to allow a shareholder or shareholders of 25% of the Company's outstanding stock to call a special eeting. Finally, access is facilitated through annual election for all directors and majority voting in uncontested elections. These governance rovisions help ensure meaningful and consistent access for all shareholders on an equal, transparent basis. They also provide assurance that ignificant corporate actions are taken when there is a clear shareholder consensus that such action is prudent and when the Board, which has duciary responsibilities to all shareholders equally, has determined that the action is in the best interests of the Company and its shareholders. hese provisions also are designed to ensure that the Company governs its affairs in an efficient and cost-effective manner consistent with legal nd regulatory requirements. Finally, outside the context of formal action, the Company welcomes dialogue with shareholders on governance atters and has several mechanisms in place to facilitate it. Methods for communicating with the Board are described under the Proxy tatement's section entitled "Communications with the Board." Communications are also welcome through the Company's Investor Relations ebsite.

The Company has carefully considered this proposal in light of shareholder interest. However, the Board believes that the governance echanisms discussed above are superior to the shareholder proposal to allow shareholders to act by written consent in terms of giving hareholders meaningful access to the Company. The current proposal provides an inferior mechanism for shareholder access on a number of evels and can be harmful to shareholder interests. Written consent procedures do not necessarily provide all shareholders with the same nformation and voting rights. In comparison to annual and special meeting procedures that are highly regulated by SEC proxy rules, written onsent procedures are not as fully regulated in all contexts and have more potential to lead to abusive or disruptive shareholder action for the enefit of special interest groups to the detriment of other shareholders and effective management of a company. The ability of a narrow najority of shareholders to approve a sale of the company or remove and replace directors through the written consent procedure, as examples, ould result in shareholders receiving less value than that to which they might otherwise be entitled in an orderly and fully transparent process. Contrary to claims, academic studies do not support the proposition that permitting shareholder action by written consent would increase hareholder value. Action by written consent could result in the bypassing of governance procedures currently in place that serve to protect all hareholders and that discourage short-term stock ownership manipulation.

Raytheon's management and Board regularly review and evaluate ways to improve Raytheon's corporate governance, as is illustrated by he 2010 implementation of the Company's special meeting proposal and the Board's prior implementation of other governance enhancements, ncluding annual election of directors, majority voting in uncontested elections, and elimination of the Company's shareholder rights plan. The Board and management believe that the Company's governance procedures provide multiple meaningful opportunities for shareholders to articipate in the Company's governance, while maintaining procedural protections important for shareholder democracy without the potential letrimental effects of written consent actions discussed above.

For these reasons the Board believes that adopting the shareholders' proposal on action by majority written consent is not in the best nterests of the Company or its shareholders.

The Board unanimously recommends that shareholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board will be so voted unless shareholders specify otherwise in their proxies.

SHAREHOLDER PROPOSAL
(Item No. 6 on the proxy card)

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** beneficial owner of 200 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

5—Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding this policy before our 2012 annual meeting of shareholders.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

If the company argument were correct, then written consent would have de minimis value or use for shareholders and consequently a precatory proposal would be of no concern to management. After shareholders spent a considerable sum to obtain written consents from 51% of shareholders, it would be a complete waste if it were for an issue that the board did not already approve of – if the company argument was correct.

If written consent is as useless as the company argument claims, then there seems to be a lack of governance publication articles expressing absolute shock at 40% and 50% votes in favor of rule 14a-8 proposals on written consent.

Written consent obtained a 49%-vote at the company 2011 annual meeting according to the attachment.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Jay B. Stephens <Jay_B_Stephens@raytheon.com>

BINGHAM

Michael P. O'Brien
Direct Phone: 617.951.8302
Direct Fax: 617.951.8736
michael.obrien@bingham.com

February 10, 2012

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Raytheon Company**
Supplemental Information Regarding Shareholder Proposal of Ray T. Chevedden Entitled "Shareholder Action by Written Consent"
Securities Exchange Act of 1934: Rule 14a-8

Dear Ladies and Gentlemen:

We respond on behalf of our client Raytheon Company, a Delaware corporation (the "***Company***"), to the letter dated February 8, 2012 (the "***Response Letter***") submitted by Mr. John Chevedden with respect to the no-action request that we submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") on February 3, 2012 (the "***No-Action Request***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of the Company. The No-Action Request relates to a shareholder proposal regarding shareholder action by written consent (the "***Proposal***") submitted by Ray T. Chevedden, on behalf of the Ray T. and Veronica G. Chevedden Residual Trust 051401, for inclusion in the Company's proxy materials for its 2012 Annual Meeting of Shareholders. A copy of the Response Letter is attached hereto as Exhibit A.

The No-Action Request explained our conclusion that the Proposal could be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(2), as it would cause the Company to violate Delaware law, and pursuant to Rule 14a-8(i)(3), as it is materially false or misleading. In support of the first basis for exclusion, we included with the No-Action Request an opinion as to Delaware law of Richards, Layton and Finger, dated February 3, 2012 (the "***Delaware Law Opinion***").

In his Response Letter, Mr. John Chevedden quotes from Del. C. Section 242(b)(1) and the discussion of it in footnote 4 at p. 3 of the Delaware Law Opinion. As the Delaware Law Opinion clearly states, that Section sets forth the requirements for a lawful amendment to the certificate of incorporation of a Delaware corporation, one of which is that the corporation's board of directors approve and recommend the amendment to the corporation's stockholders, before the stockholders act on it.

We do not understand why Mr. Chevedden thinks that discussion in the Delaware Law Opinion provides any support for his position that the Proposal is not excludable. It seems that he may be misreading Section 242(b)(1)'s requirement that the board adopt a resolution as to any amendment "declaring its advisability," as calling merely for a board determination whether or not it is advisable. As noted above, however, the Delaware Law

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Opinion states clearly that Section 242(b)(1) requires the board to approve and recommend any amendment to the certificate of incorporation. Also relevant is the discussion at p. 5 of the Delaware Law Opinion, and in particular footnote 11, noting that the fiduciary duties of the directors of a Delaware corporation do not permit them to take a neutral position and delegate to the stockholders an unadvised decision on a matter that the board also must approve.

In the Response Letter, Mr. Chevedden also makes the obvious but irrelevant point that, as with any shareholder proposal submitted pursuant to Rule 14a-8, the Company's Board can decide whether or not the Proposal is advisable and submit it to the stockholders for an advisory vote, whether the Board considers it advisable or not. Of course, nothing in the No-Action Request suggested that a Board conclusion that this or any other proposal is inadvisable provides a basis under Rule 14a-8 for excluding it from the Company's proxy materials. In short, the Response Letter makes no rational argument that we can perceive against either of the bases described in the No-Action Request for excluding the Proposal.

Accordingly, we respectfully repeat our request that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 proxy materials in reliance on Rule 14a-8(i)(2) or, alternatively, under Rule 14a-8(i)(3).

We note that Mr. Chevedden disregarded our request in the paragraph at pp. 1-2 of the No-Action Request that he furnish to the undersigned, at a specified e-mail address, copies of any correspondence to the Staff with respect to the Proposal, in accordance with Rule 14a-8(k) and Staff Legal Bulletin No. 14D. We repeat that request, as to any further correspondence.

Sincerely yours,

Michael P. O'Brien

Michael P. O'Brien
Bingham McCutchen LLP

Enclosures

cc: John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
Ray T. Chevedden *** FISMA & OMB Memorandum M-07-16 ***
Jay B. Stephens, Senior Vice President, General Counsel and Secretary, Raytheon Company

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

Del. C. § 242(b)(1) states," If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability."

By carefully reading the outside opinion including page 3, footnote 4 it becomes clear that the board can determine that adopting this proposal is either advisable or not advisable. Regardless of the board's decision, the board can then take steps to enable shareholders to cast an advisory vote on this precatory rule 14a-8 proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Jay B. Stephens <Jay_B_Stephens@raytheon.com>

[RTN: Rule 14a-8 Proposal, December 27, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal topic is particularly important because it received 48%-support after our management directed that extra money be spent to tilt the vote against the 2011 proposal on this very same topic.

On a related proposal topic, our management gave us a weak and verbose enablement to call a special shareholder meeting in response to our 57%-approval to enable 10% of shareholders to call a special shareholder meeting. Management upped the percentage to 25% of shareholders. Plus the management text seemed to facilitate the revocation of shareholder requests for a special meeting. And management also had the discretion to cancel such a special meeting.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Raytheon Company (RTN)
Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

Del. C. § 242(b)(1) states," If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability."

By carefully reading the outside opinion including page 3, footnote 4 it becomes clear that the board can determine that adopting this proposal is either advisable or not advisable. Regardless of the board's decision, the board can then take steps to enable shareholders to cast an advisory vote on this precatory rule 14a-8 proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Jay B. Stephens <Jay_B_Stephens@raytheon.com>

[RTN: Rule 14a-8 Proposal, December 27, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal topic is particularly important because it received 48%-support after our management directed that extra money be spent to tilt the vote against the 2011 proposal on this very same topic.

On a related proposal topic, our management gave us a weak and verbose enablement to call a special shareholder meeting in response to our 57%-approval to enable 10% of shareholders to call a special shareholder meeting. Management upped the percentage to 25% of shareholders. Plus the management text seemed to facilitate the revocation of shareholder requests for a special meeting. And management also had the discretion to cancel such a special meeting.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

BINGHAM

Michael P. O'Brien
Direct Phone: 617.951.8302
Direct Fax: 617.951.8736
michael.obrien@bingham.com

February 3, 2012

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company
Shareholder Proposal of Ray T. Chevedden
Entitled "Shareholder Action by Written Consent"
Securities Exchange Act of 1934: Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Raytheon Company, a Delaware corporation (the "***Company***"), requesting confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Ray T. Chevedden, on behalf of the Ray T. and Veronica G. Chevedden Residual Trust 051401 (the "***Proponent***") from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "***2012 Proxy Materials***").

As discussed below, the Company believes that it may omit the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(2) or, alternatively, under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter and attachments to the Commission by e-mail no later than eighty calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently e-mailed copies of this correspondence to John Chevedden, the designated representative of the Proponent, and also mailed copies of this correspondence to Ray T. Chevedden, as notice of the Company's intention to omit the Proposal from its 2012 Proxy Materials.

A copy of the Proposal, the cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached as Exhibit A.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7,2008) ("***SLB 14D***") provide that shareholder proponents are required to send companies a copy of any

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correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D by e-mail to michael.obrien@bingham.com.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Michael P. O'Brien, on behalf of the Company, at michael.obrien@bingham.com, and to John Chevedden, representative of the Proponent, at ***FISMA & OMB Memorandum M-07-16***

I. THE PROPOSAL

On December 27, 2011, the Company received (via e-mail) a letter from Mr. Chevedden containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The Proposal states:

> "RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal - Rule 14a-8(i)(2), as it would cause the Company to violate State law.

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(2), as the Proposal would cause the Company to violate state law.

Under Rule 14a-8(i)(2), a company may exclude a proposal if its implementation would cause the company to violate any state, federal, or foreign law to which it is subject. The Company is incorporated under the Delaware General Corporation Law ("***DGCL***"). For the reasons set forth below and as supported by a legal opinion regarding Delaware law, attached hereto as Exhibit B (the "***Delaware Opinion***"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementing the Proposal would cause the Company to violate the DGCL.

Section 228 of the DGCL addresses shareholder action by written consent. That section provides, in relevant part, as follows:

> "Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of

> stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded."

While the Staff has permitted some proposals dealing with shareholder action by written consent to be excluded under Rule 14a-8(i)(2), e.g., AT&T Inc. (February 12, 2010), others, worded differently, have not been considered excludable by the Staff e.g., Sprint Nextel Corporation (March 4, 2010). Indeed, the Company included a written consent proposal by this same Proponent in its proxy statement dated April 29, 2011 (the "***2011 Proposal***") as well as in its proxy statement dated April 26, 2010 (the "***2010 Proposal***").

The first sentence of the Proposal is nearly identical to the full text of the 2011 Proposal. The Proponent has departed from the 2011 Proposal significantly, however, by adding the following, second sentence:

> "This includes written consent regarding issues that our board is not in favor of."

(The 2010 Proposal was worded somewhat differently from the 2011 Proposal, but also omitted any suggestion that it would apply to issues not favored by the Board of Directors.)

Proponent and his representative, John Chevedden, have vast experience with shareholder proposals and Rule 14a-8. By adding a second, independent sentence to the 2011 Proposal, he must be presumed to intend a change from the 2011 Proposal, one that is significant and inconsistent with the DGCL.

On its face, the Proposal appears to seek the power for shareholders to take, by written consent, any action that may be taken by shareholders under the DGCL, even as to matters that the Company's Board of Directors does not approve. As explained in the Delaware Opinion, this would not be unlawful as to some matters within the scope of shareholder action, such as an amendment to the Company's by-laws, but would be unlawful as to certain other matters, such as an amendment to the Company's certificate of incorporation or approval of an agreement of merger or consolidation, which require prior approval by a Delaware corporation's board of directors. Thus, the most straightforward reading of this new, second sentence, which is not limited "to the extent permitted by law," is that it entails a violation of Delaware law by disregarding the DGCL's requirement of prior approval by the board of directors of many of the most significant actions that are within the scope of shareholder action, such as charter amendments and merger agreements.

If, instead, the second sentence were read so as not to disregard the requirement of the DGCL for prior board approval of certain matters that also require shareholder action, then it seemingly must be read to require such approval, even if the board "is not in favor of" the subject matter to be so approved. As explained in the Delaware Opinion, however, under this reading also the Proposal would violate the DGCL, by impermissibly infringing on the ability and obligation of the Board of Directors of the Company to exercise its fiduciary duties.

Finally, if the Proposal were to be read as calling for an amendment to the Company's certificate of incorporation permitting shareholder action by written consent, including "issues that our board is not in factor of," this too would violate the DGCL, as explained in the Delaware Opinion.

B. Basis for Excluding the Proposal - Rule 14a-8(i)(3), as the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 14, 2004). *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has previously concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Exxon Corporation* (Jan. 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

As we described in Part A above, the Proposal requests action by the Company's Board of Directors to permit shareholders to act by written consent, including "regarding issues that our board is not in favor of." As we summarized above, and as the Delaware Opinion explains, however, many significant actions requiring shareholder approval also require approval by the board of directors, as a matter of Delaware law. Thus, the Proposal is materially false and misleading, in its indication of a general and unqualified right of shareholders to act without board approval. Moreover, if the Proposal were instead interpreted as requiring the Company's Board of Directors to approve such matters, it would, as explained in the Delaware Opinion, violate Delaware law on account of its inconsistency with the fiduciary duties of directors. So, again, it would be materially false and misleading, for suggesting a result that would be unlawful.

If, however, the Proposal could somehow be read so that the second sentence applied only to matters on which shareholders may act and which do not require approval by the Company's Board of Directors, it would still be materially false and misleading. We do not think a reasonable shareholder would be able to discern such a significant limitation, from the language of the Proposal. Moreover, such a reading would render the new, second sentence meaningless. Who would have read the 2011 Proposal as giving the Company's Board of Directors the right to prevent shareholder action on any matter the Board of Directors did not "favor," if it was among the matters which, under the DGCL, do not require any board approval?

In light of the foregoing points, the Company believes that shareholders considering the Proposal would necessarily be uncertain what they are being asked to vote on and that, if the Proposal was approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. Accordingly, the Company believes that the Proposal may be omitted in reliance on rule 14a-8(i)(3).

C. The Proponent Should not be Permitted to Revise the Proposal.

As the Staff has noted in Legal Bulletin 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal (or supporting statement), particularly after expiration of the 120-day deadline set forth in Rule 14a-8(e). We recognize, however, that the Staff has a practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal", for proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily."

Proponent and his representative, John Chevedden, have vast experience with shareholder proposals and the requirements of Rule 14a-8. They had ample time to draft a proposal that satisfied those requirements before expiration of the 120-day deadline. Indeed, they previously submitted similar but different proposals that the Company included in both 2011 and 2010 proxy statements.

In this instance, however, Proponent chose to modify the 2011 Proposal in a highly material respect, by adding an independent sentence that entails a violation of Delaware law. Any revision that could remedy that defect would not be "minor," but substantive, and highly significant. Accordingly, the Company should be able to exclude the Proposal from its 2012 Proxy Materials in its entirety.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(2) or, alternatively, under Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(2) or, alternatively, under Rule 14a-8(i)(3). Accordingly, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (617) 951-8302.

Sincerely yours,

Michael P. O'Brien

Michael P. O'Brien
Bingham McCutchen LLP

Enclosures

cc: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Ray T. Chevedden ***FISMA & OMB Memorandum M-07-16***
Jay B. Stephens, Senior Vice President, General Counsel and Secretary, Raytheon Company

Exhibit A

From: ***FISMA & OMB Memorandum M-07-16***
To: "James G. Marchetti" <James_G_Marchetti@raytheon.com>
Cc: Kathryn G Simpson <kathryn_g_simpson@raytheon.com>, Janet M Higgins <Janet_M_Higgins@raytheon.com>
Date: 12/27/2011 10:45 PM
Subject: Rule 14a-8 Proposal (RTN)

Mr. Marchetti,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Ray T. Chevedden

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000

Dear Mr. Swanson,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Ray T. Chevedden — 12/27/2011

Ray T. Chevedden — Date

Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3332
FX: 781-522-6467
James G. Marchetti <James_G_Marchetti@raytheon.com>
Kathryn G Simpson <kathryn_g_simpson@raytheon.com>
Janet M Higgins <Janet_M_Higgins@raytheon.com>

[RTN: Rule 14a-8 Proposal, December 27, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal topic is particularly important because it received 48%-support after our management directed that extra money be spent to tilt the vote against the 2011 proposal on this very same topic.

On a related proposal topic, our management gave us a weak and verbose enablement to call a special shareholder meeting in response to our 57%-approval to enable 10% of shareholders to call a special shareholder meeting. Management upped the percentage to 25% of shareholders. Plus the management text seemed to facilitate the revocation of shareholder requests for a special meeting. And management also had the discretion to cancel such a special meeting.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

RICHARDS LAYTON & FINGER

February 3, 2012

Raytheon Company
870 Winter Street
Waltham, MA 02451

Re: Stockholder Proposal Submitted by Ray T. Chevedden

We have acted as special Delaware counsel to Raytheon Company, a Delaware corporation (the "Corporation"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Corporation's 2012 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 2, 2002, as amended by the Certificate of Amendment, as filed with the Secretary of State on May 5, 2005 and the Certificate of Amendment, as filed with the Secretary of State on June 2, 2010 (the "Certificate of Incorporation");

(ii) the Bylaws of the Corporation, effective as of September 23, 2010 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Corporation would violate the General Corporation Law.

Section 228 of the General Corporation Law addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of

> the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.[1]

Thus, Section 228 of the General Corporation Law provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken thereby will become effective once it is approved by holders of the minimum number of votes that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

As permitted by the General Corporation Law, the Certificate of Incorporation currently prohibits action by the holders of the Corporation's common stock by written consent on any matter.[2] The Proposal calls upon the Corporation's Board of Directors (the "Board") to propose an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would purport to authorize the holders of the Corporation's common stock to act by written consent "regarding issues that our board is not in favor of." Thus, the Proposal can be read to enable stockholders to unilaterally authorize the taking of certain corporate actions that, under Delaware law, must first be approved by the Board. To the extent that the charter provision contemplated by the Proposal would purport to authorize the Corporation's stockholders to act by written consent in connection with matters that under the General Corporation Law require prior approval by the Board, despite the absence of such approval, the Proposal would be contrary to the General Corporation Law.

Although stockholders may, in certain instances, unilaterally authorize the taking of corporate action,[3] there are a number of matters that, under the General Corporation Law, require the Board first to approve the action before stockholders may act upon the matter. For example, under the General Corporation Law, prior approval of the board of directors of a Delaware corporation is required before stockholders can act to: approve an amendment to the certificate of incorporation;[4] adopt an agreement of merger or consolidation;[5] approve the

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[1] 8 *Del. C.* § 228(a).

[2] Specifically, Article V of the Certificate of Incorporation provides: "Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders."

[3] For example, Section 109 of the General Corporation Law vests stockholders with the power to unilaterally adopt, amend or repeal bylaws. 8 *Del. C.* § 109(a).

[4] 8 *Del. C.* § 242(b)(1) ("[The] board of directors shall adopt a resolution setting forth the amendment proposed [and] declaring its advisability" before submitting the amendment to stockholders); *Williams v. Geier*, 671 A.2d 1368, 1381 (Del. 1996) ("Like the statutory scheme relating to mergers under 8 *Del. C.* § 251, it is significant that two discrete corporate events must occur, *in precise sequence*, to amend the certificate of incorporation.") (emphasis added); *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("[U]nder no circumstances may the stockholders act before the mandated board action proposing and recommending the amendment.").

conversion of the corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership or foreign corporation;[6] approve the transfer, domestication or continuance of the corporation in any foreign jurisdiction;[7] or approve the voluntary dissolution[8] or revoke the voluntary dissolution[9] of the corporation. To the extent the Proposal purports to authorize stockholders to take such actions without prior Board approval thereof, the Proposal would, in our view, violate the General Corporation Law.

In addition to the violation of law discussed above, assuming the Proposal were read to call for an amendment to the certificate of incorporation permitting stockholder action by written consent expressly including "written consent regarding issues that our board is not in favor of," it would be a violation of Delaware law even to include in the Company's certificate of incorporation a provision purporting to permit action by written consent on such matters. Section 242(a) of the General Corporation Law permits a corporation to amend its certificate of incorporation "from time to time, in any and as many respect as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment." The contents of an "original certificate of incorporation" are governed, inter alia, by Section 102(b)(1) of the General Corporation Law, which authorizes provisions in a certificate of incorporation "if such provisions are not contrary to the laws of this State." As set forth above, a certificate amendment purporting to authorize action by "written consent regarding issues that our board is not in favor of" would conflict with Sections 242(b), 251(b), 266(b), 390(b), 275(a) and 311(a)(2) of the General Corporation Law and would therefore be violative of the General Corporation Law.

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[5] 8 *Del. C.* § 251(b), (c) ("The board of directors . . . shall adopt a resolution approving an agreement of merger . . . and declaring its advisability" before submitting the merger agreement to stockholders.); *Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306, at *4, *7 (Del. Ch. Nov. 27, 2001) (holding that a merger was invalid in part because the board never approved the merger agreement as required by Section 251 and emphasizing that Section 251 "requires three different actions to occur in a *specific sequence* to approve and implement a merger") (emphasis added).

[6] 8 *Del. C.* § 266(b) ("The board of directors . . . shall adopt a resolution approving such conversion . . . and recommending the approval of such conversion by the stockholders of the corporation.").

[7] 8 *Del. C.* § 390(b) ("The board of directors . . . shall adopt a resolution appoving such transfer . . . and recommending the approval of such transfer . . . by the stockholders of the corporation.").

[8] 8 *Del. C.* § 275(a), (b) ("If it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect . . . shall cause notice of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution to be mailed to each stockholder . . . ."). Section 275 does, however, provide that the unanimous written consent of all of the stockholders entitled to vote thereon obviates the need for prior board approval. 8 *Del. C.* § 275(c).

[9] 8 *Del. C.* § 311(a)(2), (3) ("The board of directors shall adopt a resolution recommending that the dissolution be revoked and directing that the question of the revocation be submitted to [the stockholders].").

Furthermore, to the extent that the Proposal purports to require the Board to approve such corporate actions that the Board is "not in favor of" in order to enable the stockholders to act by written consent with respect thereto, the Proposal violates Delaware law because it impermissibly infringes on (i) the Board's authority and obligation to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law; and (ii) the Board's ability and obligation to exercise its fiduciary duties.

Section 141(a) of the General Corporation Law vests the power and authority to manage the business and affairs of a Delaware corporation in the board of directors.[10] Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors is in the best position to direct the decision-making process with respect to certain corporate actions. Directors can not be required to delegate or abdicate their decision-making authority in favor of the stockholders with respect to matters which they are expressly required under the General Corporation Law to approve before stockholder action can be taken.[11] Therefore, to the extent the Proposal requires the Board to approve actions that it is "not in favor of," the Proposal violates Delaware law.

In exercising the Board's discretion concerning the management of the Corporation's affairs, directors are obligated to act in a manner consistent with their fiduciary duties, not necessarily in accordance with the desires of the holders of a majority of the Corporation's common stock.[12] To the extent the Proposal purports to require the Board to approve certain corporate actions, it essentially requires the Board to defer to the views of the Corporation's stockholders regardless of whether the Board's own business judgment would

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[10] 8 *Del. C.* § 141(a).

[11] *See Rosenblatt v. Getty Oil Co.*, 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983) *aff'd* 493 A.2d 929 (Del. 1985) ("[D]irectors cannot lawfully agree to surrender to others the duties of corporate management which the statutes impose upon them."); *Abercrombie v. Davies*, 123 A.2d 893, 899-900 (Del. Ch. 1956) *rev'd on other grounds*, 130 A.2d 338 (Del. 1957) ("So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters. . . . [Stockholders] cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment."); *see also Air Prods. & Chems., Inc. v. Airgas, Inc.*, 16 A.3d 48, 124 (Del. Ch. 2011) ("[T]he fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. *That duty may not be delegated to the stockholders.*") (quoting *Paramount Commc'ns, Inc. v. Time, Inc.*, 571 A.2d 1140, 1154 (Del. 1990)); *Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) (The board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger.").

[12] *See Paramount Commc'ns Inc. v. Time, Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) *aff'd* 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."); *see also Airgas*, 16 A.3d at 124.

counsel against taking the proposed action.[13] Through the Proposal, the stockholders purportedly could force the Corporation to undertake a course of action that would undermine the Board's ability to exercise its fiduciary duties and directly conflict with the substantive decision-making authority vested in the Board by the General Corporation Law.[14] Such a result would violate Delaware law.[15]

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate the provisions of the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted

[13] *See, e.g., Nagy v. Bistricer*, 770 A.2d 43, 62, 64 (Del. Ch. 2000) (holding that directors breached their fiduciary duties to the corporation by abdicating their duty to determine a fair merger price and noting that "[t]his abdication is inconsistent with the [Company] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the Company] and its stockholders.")

[14] In a recent decision, the Delaware Supreme Court invalidated a proposed bylaw that would have impermissibly infringed on the directors' exercise of their fiduciary duties. *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 237 (Del. 2008). The Court held that the proposed bylaw, which would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," impermissibly infringed on the directors' exercise of their fiduciary duties because it would have required the board to expend corporate funds even in cases where the board of directors believed doing so would not be in the best interests of the corporation and its stockholders. *Id.* at 240. Like the proposed bylaw in *CA*, to the extent the Proposal purports to require the Board, in order to enable stockholder action thereon by written consent, to approve specific corporate actions which under DGCL require prior Board approval even if the Board in fact does not favor such actions, it would purport to commit the directors to subordinate their fiduciary duties to act in the best interests of the Company and its stockholders.

[15] *See, e.g., Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation."); *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the state of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/NS